UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012.

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: August 1, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance

2Q12

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 354 BILLION FOR THE SECOND QUARTER OF 2012 (COP 416 PER SHARE - USD 0.93 PER ADR), WHICH REPRESENTS A DECREASE OF 8% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net interest income increased 19% compared to 2Q11 and 3% compared to 1Q12. These increases are the result of loan growth coupled with an expansion of the net interest margin, which ended the period at 6.2%.
•	Net loans increased 17% compared to 2Q11. This variation confirms the sustained loan demand in Colombia, although it already reflects some moderation in growth due to more stringent standards for granting loans.
•	Past due loans as a percentage of total loans continues being low. 30 days (or more) past due loans as a percentage of total gross loans was 3.0%. Loan deterioration during 2Q12 was COP 383 billion, and net provision charges for past due loans and foreclosed assets totaled COP 310 billion, which represents 2.0% of gross loans when annualized.
•	The balance sheet remains strong. Loan loss reserves represented 4.9% of total gross loans and 163% of past due loans at the end of 2Q12. The capital adequacy ratio ended the quarter at 14.9% (Tier 1 of 11.6%).

August 1, 2012. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 2012.

For the quarter ended on June 30, 2012 (“2Q12”), Bancolombia reported consolidated net income of COP 354 billion, or COP 416 per share - USD 0.93 per ADR, which represents a decrease of 8% as compared to the results for the quarter ended on June 30, 2011 (“2Q11”) and a decrease of 20% as compared to the results for the quarter ended on March 31, 2012 (“1Q12”).

Bancolombia ended 2Q12 with COP 87,215 billion in assets, 4% higher than those at the end of 1Q12 and 16% greater than at the end of 2Q11. At the same time, liabilities totaled COP 76,499 billion, increasing 4% as compared to the figure presented in 1Q12 and increased 14% as compared to 2Q111.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended March 31, 2012. The statements of income for the quarter ended June 30, 2012 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate July 1, 2012 $1,784.07 = US$ 1

1

2Q12

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	2Q11	1Q12	2Q12	2Q12/1Q12	2Q12/2Q11
ASSETS
Loans and financial leases, net	50,709,728	57,896,430	59,212,566	2.27%	16.77%
Investment securities, net	10,231,243	8,672,604	10,468,940	20.71%	2.32%
Other assets	14,215,941	17,667,740	17,533,567	-0.76%	23.34%
Total assets	75,156,912	84,236,774	87,215,073	3.54%	16.04%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	46,237,745	51,967,757	54,475,937	4.83%	17.82%
Non-interest bearing	6,972,139	7,653,768	7,545,059	-1.42%	8.22%
Interest bearing	39,265,606	44,313,989	46,930,878	5.91%	19.52%
Other liabilities	20,911,566	21,837,349	22,022,593	0.85%	5.31%
Total liabilities	67,149,311	73,805,106	76,498,530	3.65%	13.92%
Shareholders' equity	8,007,601	10,431,668	10,716,543	2.73%	33.83%
Total liabilities and shareholders' equity	75,156,912	84,236,774	87,215,073	3.54%	16.04%

Interest income	1,448,120	1,785,336	1,863,237	4.36%	28.67%
Interest expense	464,471	653,527	696,772	6.62%	50.01%
Net interest income	983,649	1,131,809	1,166,465	3.06%	18.59%
Net provisions	(103,940)	(198,155)	(310,221)	56.55%	198.46%
Fees and income from service, net	407,298	422,964	440,498	4.15%	8.15%
Other operating income	121,321	198,547	189,714	-4.45%	56.37%
Total operating expense	(888,740)	(962,527)	(1,025,213)	6.51%	15.36%
Goodwill amortization	(11,747)	(11,819)	(11,218)	-5.09%	-4.50%
Non-operating income, net	9,394	13,393	18,349	37.00%	95.33%
Income tax expense	(131,708)	(148,642)	(113,876)	-23.39%	-13.54%
Net income	385,527	445,570	354,498	-20.44%	-8.05%

PRINCIPAL RATIOS	Quarter			As of
	2Q11	1Q12	2Q12	Jun-11	Jun-12
PROFITABILITY
Net interest margin (1)	6.16%	6.16%	6.25%	6.03%	6.19%
Return on average total assets (2)	2.11%	2.12%	1.65%	2.06%	1.88%
Return on average shareholders´ equity (3)	19.64%	18.14%	13.40%	18.54%	15.73%
EFFICIENCY
Operating expenses to net operating income	59.55%	55.57%	57.69%	60.51%	56.64%
Operating expenses to average total assets	4.94%	4.64%	4.83%	4.93%	4.73%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.65%	12.38%	12.29%
Technical capital to risk weighted assets	13.69%	15.52%	14.89%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.10	1.17	0.93
Net income per share $COP	489.35	523.08	416.16
P/BV ADS (4)	2.91	2.37	2.19
P/BV Local (5) (6)	2.86	2.29	2.14
P/E (7)	14.94	13.60	16.35
ADR price (8)	66.73	64.66	61.84
Common share price (8)	29,060	28,100	26,980
Shares outstanding (9)	787,827,003	851,827,000	851,827,000
USD exchange rate (quarter end)	1,772.32	1,792.07	1,784.60

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

2Q12

1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2012, Bancolombia’s assets totaled COP 87,215 billion, which represents an increase of 3.5% compared to 1Q12 and an increase of 16.0% compared to 2Q12.

The increase in assets presented for the quarter is mainly explained by the 2.3% increase in net loans and financial leases, which represented 68% of total assets at the end of 2Q12. Similarly, investments increased 20.7% during the quarter due to the increase of the trading securities portfolio.

It is highlighted the growth of operating leases, which increased 14% during the quarter and 58% compared to 2Q12.

1.2.	Loan Portfolio

The following table shows the composition of Bancololombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1784,60 COP)		2Q12/1Q12	2Q12/2Q11		2Q12/1Q12	2Q12/2Q11		2Q12/1Q12	2Q12/2Q11		2Q12/1Q12	2Q12/2Q11
Net investment securities	7,561,312	10.62%	2.52%	2,907,628	58.28%	1.81%	1,629,288	58.94%	1.11%	10,468,940	20.71%	2.32%
Gross Loans	48,174,396	4.22%	21.61%	14,075,077	-3.30%	3.22%	7,886,965	-2.89%	2.51%	62,249,473	2.42%	16.90%
Commercial loans	26,670,087	3.90%	17.32%	10,634,188	-4.99%	1.91%	5,958,864	-4.60%	1.21%	37,304,275	1.20%	12.47%
Consumer loans	9,862,919	5.41%	31.30%	1,966,284	3.20%	6.62%	1,101,807	3.63%	5.89%	11,829,203	5.04%	26.43%
Small business loans	287,931	1.82%	11.02%	33,451	-3.57%	334.32%	18,744	-3.16%	331.33%	321,382	1.23%	20.34%
Mortgage loans	4,326,970	2.68%	27.48%	745,401	-0.44%	-0.52%	417,685	-0.02%	-1.21%	5,072,371	2.21%	22.41%
Finance lease	7,026,489	4.86%	22.93%	695,753	3.35%	16.06%	389,865	3.79%	15.26%	7,722,242	4.73%	22.28%
Allowance for loan losses	(2,679,794)	6.53%	22.64%	(357,113)	-2.05%	0.90%	(200,108)	-1.64%	0.20%	(3,036,907)	5.44%	19.61%
Net total loans and fin. leases	45,494,602	4.09%	21.55%	13,717,964	-3.33%	3.29%	7,686,856	-2.92%	2.57%	59,212,566	2.27%	16.77%
Operating leases, net	1,677,498	15.12%	63.73%	93,865	-1.22%	-1.06%	52,597	-0.80%	-1.74%	1,771,363	14.12%	58.24%
Total assets	70,957,856	8.96%	16.75%	16,257,217	-14.94%	13.06%	9,109,726	-14.58%	12.28%	87,215,073	3.54%	16.04%
Total deposits	42,849,488	4.28%	19.89%	11,626,449	6.88%	10.77%	6,514,877	7.33%	10.00%	54,475,937	4.83%	17.82%
Total liabilities	61,062,728	10.15%	14.15%	15,435,802	-15.96%	13.04%	8,649,446	-15.61%	12.27%	76,498,530	3.65%	13.92%

The most relevant aspects regarding the evolution of the loan portfolio during 2Q12 were:

•          The dynamic growth of consumer loans in Colombia during 2Q12 and compared to 2Q11.

•          The demand for USD denominated commercial loans has slowed down during the last 12 months and decreased in 2Q12. This trend is impacted by the reduced need for investment capital by companies.

•          Net loans in USD correspond to loans originated in Colombia (USD 3,326 million, 43%), El Salvador (USD 2,412 million, 31%) and other countries (USD 1,949 million, 26%).

•          COP appreciated 0.4% versus USD during 2Q12 and 0.7% for the last 12 months.

•          Mortgage loans denominated in COP presented a dynamic performance. The dynamism of mortgage lending in Colombia is explained by the optimism regarding the economy, lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the outstanding mortgage balance denominated in USD from our operation in El Salvador remained stable during 2Q12, and decreased 1.2% in the past 12 months.

•          Financial leases, 91% of which are denominated in COP, increased 4.7% during the quarter and 22% as compared to 2Q11. Operating leases, net of depreciation, increased 14% during the quarter and 58% with respect to 2Q11. These two products are mainly used by small and medium enterprises in order to finance equipment, commercial real estate and commercial vehicles.

3

2Q12

When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy, it becomes clear that consumer and SMEs loans were key drivers of the growth during 2Q12 as it increased 5.2% with respect to 1Q12. This increase is explained by higher demand for working capital by SMEs, personal loans and vehicle loans. Corporate loans decreased 0.1% compared to 1Q12, due to lower demand of corporate loans.

Total reserves (allowances in balance sheet) for loan losses increased 5% during 2Q12 and totaled COP 3,037 billion, or 4.9% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth		% of Total	% of
(COP million)	Jun-11	Mar-12	Jun-12	2Q12/1Q12	2Q12/2Q11	loans	Category
CORPORATE
Working capital loans	22,973,517	25,053,335	24,988,703	-0.26%	8.77%	40.14%	85.43%
Funded by domestic development banks	256,657	240,287	217,342	-9.55%	-15.32%	0.35%	0.74%
Trade Financing	3,382,659	3,762,238	3,860,591	2.61%	14.13%	6.20%	13.20%
Overdrafts	93,779	129,876	135,921	4.66%	44.94%	0.22%	0.46%
Credit Cards	42,084	48,046	46,556	-3.10%	10.63%	0.07%	0.16%
TOTAL CORPORATE	26,748,696	29,233,782	29,249,113	0.05%	9.35%	46.99%	100.00%
RETAIL AND SMEs
Working capital loans	5,471,297	6,870,855	7,234,422	5.29%	32.22%	11.62%	35.80%
Personal loans	5,024,114	6,123,115	6,470,386	5.67%	28.79%	10.39%	32.02%
Loans funded by domestic development banks	626,738	704,423	759,471	7.81%	21.18%	1.22%	3.76%
Credit Cards	2,962,531	3,440,670	3,539,529	2.87%	19.48%	5.69%	17.52%
Overdrafts	256,508	271,247	291,629	7.51%	13.69%	0.47%	1.44%
Automobile loans	1,653,102	1,719,882	1,817,377	5.67%	9.94%	2.92%	8.99%
Trade Financing	46,981	76,204	92,933	21.95%	97.81%	0.15%	0.46%
TOTAL RETAIL AND SMEs	16,041,271	19,206,396	20,205,747	5.20%	25.96%	32.46%	100.00%
MORTGAGE	4,143,652	4,962,698	5,072,371	2.21%	22.41%	8.15%	100.00%
FINANCIAL LEASES	6,315,210	7,373,733	7,722,242	4.73%	22.28%	12.41%	100.00%
Total loans and financial leases	53,248,829	60,776,609	62,249,473	2.42%	16.90%	100.00%	100.00%
Allowance for loan losses	(2,539,101)	(2,880,179)	(3,036,907)	5.44%	19.61%
Total loans and financial leases, net	50,709,728	57,896,430	59,212,566	2.27%	16.77%

1.3.	Investment Portfolio

As of June 30, 2012, Bancolombia’s net investment portfolio totaled COP 10,469 billion, increasing 20.7% compared to 1Q12 and 2.3% compared to 2Q11. The investment portfolio is mainly composed of debt investment securities, which represented 89% of Bancolombia’s total investments and 11% of assets at the end of 2Q12. Investments denominated in USD totaled USD 1,629 million and represented 28% of the investment portfolio. Additionally, the Bank has COP 1,729 billion in net mortgage backed securities, which represents 16% of the investment portfolio. The duration of the debt securities portfolio was 35.7 months with a yield to maturity of 4.6% at the end of 2Q12.

4

2Q12

1.4.	Goodwill

As of 2Q12, Bancolombia’s goodwill totaled COP 602 billion and decreased 2.2% compared to the amount reported in 1Q12 and decreasing 10.4% compared to 2Q11. This variation is explained by the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a period of 20 years) and by the appreciation of the Colombian peso versus the dollar. As of June 30, 2012, Bancolombia’s goodwill included USD 331 million related mostly to the acquisition of Banagrícola in 2007.

1.5.	Funding

As of June 30, 2012, Bancolombia’s liabilities totaled COP 76.499 billion, increasing 3.6% compared to 1Q12 and 13.9% compared to 2Q11. The ratio of net loans to deposits (including borrowings from domestic development banks) was 103% at the end of 2Q12, decreasing compared to the 105% reported in 1Q12, and also decreasing compared to the 104% in 2Q11.

Deposits totaled COP 54,476 billion (or 71% of liabilities) at the end of 2Q12, increasing 4.8% during the quarter and 17.8% over the last 12 months. CDs represented 39.8% of deposits in 2Q12. Bancolombia´s funding strategy has meant to take advantage from higher liquidity, encouraging deposits into savings and checking accounts, which have a lower cost. However, the increase in the cost of deposits reflects the rate increases performed by the Colombian Central Bank The ultimate goal is to defend the net interest margin.

DEPOSIT MIX	2Q11		1Q12		2Q12
COP Million		%		%		%
Checking accounts	9,242,949	19.99%	9,293,698	17.88%	9,139,238	16.78%
Saving accounts	19,484,245	42.14%	22,538,485	43.37%	22,955,925	42.14%
Time deposits	17,012,101	36.79%	19,401,674	37.33%	21,692,273	39.82%
Other	498,450	1.08%	733,900	1.41%	688,501	1.26%
Total deposits	46,237,745		51,967,757		54,475,937

At the end of 2Q12, Bancolombia had outstanding bonds for USD 2,540 million in international markets and for COP 5,707 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q12 was COP 10,717 billion, increasing 34% or COP 2,709 billion with respect to the COP 8,008 billion reported at the end of 2Q11.

Bancolombia’s capital adequacy ratio was 14.89%, 63 basis points below the 15.52% for 1Q12 and 120 bps above the 13.69% at the end of 2Q11. This annual increase in the capital adequacy ratio is explained by the COP 1,680 billion stock issuance in February 2012.

Bancolombia’s capital adequacy ratio was 589 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (tier 1), was 11.59% and the tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 10.92% at the end of 2Q12.

5

2Q12

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q11%		1Q12%		2Q12%
Basic capital (Tier I)	6,717,062	9.95%	9,045,808	12.00%	9,109,292	11.59%
Additional capital (Tier II)	2,526,745	3.74%	2,653,063	3.52%	2,593,604	3.30%
Technical capital (1)	9,243,807		11,698,871		11,702,896
Risk weighted assets included market risk	67,511,195		75,397,039		78,589,868
CAPITAL ADEQUACY (2)	13.69%		15.52%		14.89%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

6

2Q12

2.	INCOME STATEMENT

Net income totaled COP 354 billion in 2Q12, or COP 416 per share - USD 0.93 per ADR, which represents a decrease of 20% compared to 1Q12 and a decrease of 8% compared to 2Q11. Bancolombia’s annualized ROE was 13.4% for 2Q12, lower than the annualized ROE of 18.1% reported for 1Q12 and the 19.6% of 2Q11.

2.1.	Net Interest Income

Net interest income totaled COP 1,166 billion in 2Q12, 3.1% higher than that reported in 1Q12, and 18.6% higher than the figure for 2Q11. The increase of net interest income is explained by the improvement of the margin as well as the loan increases from previous quarters.

During 2Q12, income generated by the investment portfolio totaled COP 175 billion, a figure 1.9% higher than the COP 172 billion for 1Q12 and 8.6% lower than the COP 192 billion for 2Q11.

Net Interest Margin

Annualized net interest margin ended 2Q12 at 6.2%. Annualized net interest margin for investments remained stable at 4.3%, and annualized net interest margin for loans, financial leases and overnight funds increased to 6.5%. The increases in the Central Bank rate have allowed a faster pace of growth of returns from loans than the growth of funding cost.

Annualized Interest
Margin	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12
Loans´Interest margin	6.7%	6.6%	6.4%	6.3%	6.3%	6.3%	6.4%	6.5%
Debt investments´margin	3.6%	2.3%	3.0%	5.1%	4.3%	1.4%	4.3%	4.3%
Net interest margin	6.2%	6.0%	5.9%	6.2%	6.0%	5.6%	6.2%	6.2%

The funding cost increased during 2Q12 as deposits continued reflecting the increase in interest rates by the Colombian Central Bank. The annualized weighted average cost of deposits reached 3.3% in 2Q12, higher than the 3.0% for 1Q12 and the 2.5% for 2Q11.

Deposits' weighted
average cost	2Q11	1Q12	2Q12
Checking accounts	0.37%	0.24%	0.25%
Time deposits	3.94%	4.86%	5.09%
Saving accounts	2.26%	2.85%	2.97%
Total deposits	2.46%	3.04%	3.28%

2.2.	Fees and Income from Services

During 2Q12, net fees and income from services totaled COP 441 billion, increasing 4.1% compared to those reported in 1Q12 and 8.3% higher than those reported in 2Q11. Fees from credit and debit cards increased 9.1% with respect to 1Q12 due to a higher transactional volume, and also increased 15.0% with respect to 2Q11. Fees from banking services increased 1.8% compared to 1Q12 and 8.9% with respect to 2Q11. Fees from brokerage services decreased 16.2% in 2Q12, which is basically explained by the fact that some revenues generated by the distribution of stock issuances occurred in Colombia in 1Q12, weren´t presented again in 2Q12, however these type of fees increased 56.9% when compared to 2Q11, which is in line with the higher transactional volumes.

7

2Q12

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2012
(COP millions)	Jun-11	Jun-12	Growth	Market Share
Bancolombia VISA	1,058,808	1,199,705	13.31%	7.67%
Bancolombia Mastercard	1,269,139	1,425,478	12.32%	9.12%
Bancolombia American Express	1,372,601	1,779,101	29.62%	11.38%
Total Bancolombia	3,700,548	4,404,285	19.02%	28.16%
Colombian Credit Card Market	13,080,516	15,637,921	19.55%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2012
(Outstanding credit cards)	Jun-11	Jun-12	Growth	Market Share
Bancolombia VISA	354,239	399,104	12.67%	5.88%
Bancolombia Mastercard	374,308	406,728	8.66%	5.99%
Bancolombia American Express	513,421	608,038	18.43%	8.96%
Total Bancolombia	1,241,968	1,413,870	13.84%	20.84%
Colombian Credit Card Market	5,977,538	6,785,872	13.52%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 190 billion in 2Q12, 4.4% lower than that in 1Q12, and 56.4% higher than in 2Q11. Income from foreign exchange gains and derivatives denominated in foreign currencies increased 76.6% in the quarter, due to the net effect of the active and passive positions the bank had in foreign currency.

The “Dividend income” line presents a decrease, as in 1Q12 the bank received some dividends that are not received in the other quarters of the year.

Revenues aggregated in the communication, rent and others totaled COP 78 billion in 2Q12, which is 9.7% higher as compared to 1Q12 and 48.0% higher as compared to 2Q11. This line includes revenues from commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contracts, have increased.

At the end of 2Q12, Bancolombia was still pending on the approval for the sale of Asesuisa. The "Insurance income" line continued recording the corresponding revenues related to Asesuisa, and will keep doing it until the sale is completed.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 383 billion in 2Q12. The vintages of consumer loans originated in 2010 and 2011 have some deterioration, which however, does not represent a threat to the balance sheet´s strength, since the provisions performed in 2010 and 2011 cover the potential deterioration. The largest part of the loan portfolio deterioration in 2Q12 occurred in the consumer loans and SMEs loans segments. This deterioration had been previously calculated and is the result of the growth strategy implemented by the bank since the beginnings of 2010.

8

2Q12

Past due loans (those that are overdue for more than 30 days) totaled COP 1,858 billion at the end of 2Q12, which represents 3.0% of total gross loans. The PDL ratio increased from the 2.7% in 1Q12 and also from 2.6% reported in 2Q11. Loan charge-offs totaled COP 166 billion in 2Q12.

Provision charges (net of recoveries) totaled COP 310 billion in 2Q12. The largest provision charges during the quarter are explained by the provisions associated to the loans that have deteriorated in 2012.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 3,037 billion, or 4.9% of total loans at the end of 2Q12, increasing with respect to the 4.7% presented at the end of 1Q12, and with respect to the 4.8% at the end of 2Q11. Additionally, the coverage measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 163% at the end of 2Q12. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 119% at the end of 2Q12, decreasing with respect to the 123% in 1Q12 and increasing with respect to the 116% in 2Q11.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of			Growth
(COP millions)	Jun-11	Mar-12	Jun-12	2Q12/1Q12	2Q12/2Q11
Total performing past due loans (1)	512,210	648,827	685,728	5.69%	33.88%
Total non-performing past due loans	847,988	992,504	1,172,633	18.15%	38.28%
Total past due loans	1,360,198	1,641,331	1,858,361	13.22%	36.62%
Allowance for loans interest losses	2,539,101	2,880,179	3,036,907	5.44%	19.61%
Past due loans to total loans	2.55%	2.70%	2.99%
Non-performing loans as a percentage of total loans	1.59%	1.63%	1.88%
“C”, “D” and “E” loans as a percentage of total loans	4.12%	3.84%	4.10%
Allowances to past due loans (2)	186.67%	175.48%	163.42%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	115.67%	123.26%	118.99%
Allowance for loan losses as a percentage of non-performing loans (2)	299.43%	290.19%	258.98%
Allowance for loan losses as a percentage of total loans	4.77%	4.74%	4.88%
Percentage of performing loans to total loans	98.41%	98.37%	98.12%

(1)       "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)        Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

9

2Q12

PDL Per Category (30 days)
	% Of total loan portfolio	2Q11	1Q12	2Q12
Commercial loans	59.93%	1.71%	1.72%	1.85%
Consumer loans	19.00%	3.27%	4.02%	5.09%
Microcredit	0.52%	9.16%	10.17%	8.87%
Mortgage loans	8.15%	7.16%	7.08%	7.46%
Finance lease	12.41%	2.61%	2.33%	2.06%
PDL TOTAL	100.00%	2.55%	2.70%	2.99%

PDL Per Category (90 days)
	% Of total loan portfolio	2Q11	1Q12	2Q12
Commercial loans	59.93%	1.25%	1.07%	1.16%
Consumer loans	19.00%	1.49%	1.68%	2.01%
Microcredit	0.52%	5.39%	6.20%	5.34%
Mortgage loans	8.15%	3.39%	2.93%	3.02%
Finance lease	12.41%	1.26%	1.09%	1.35%
TOTAL LOAN PORTFOLIO	100.00%	1.48%	1.36%	1.52%

LOANS AND FINANCIAL LEASES CLASSIFICATION	Jun-11		Mar-12		Jun-12
(COP millions)
¨A¨ Normal	49,789,864	93.5%	56,345,912	92.7%	57,436,865	92.3%
¨B¨ Subnormal	1,263,852	2.4%	2,093,981	3.4%	2,260,310	3.6%
¨C¨ Deficient	772,764	1.5%	936,521	1.5%	1,014,117	1.6%
¨D¨ Doubtful recovery	892,671	1.7%	799,171	1.3%	886,303	1.4%
¨E¨ Unrecoverable	529,678	1.0%	601,024	1.0%	651,878	1.0%
Total	53,248,829	100%	60,776,609	100%	62,249,473	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	4.12%		3.84%		4.10%

2.5.	Operating Expenses

During 2Q12, operating expenses totaled COP 1,025 billion, increasing 7% with respect to 1Q12 and also increasing 15% compared to 2Q11.

Personnel expenses totaled COP 429 billion in 2Q12, increasing 9% as compared to 1Q12 and 22% as compared to 2Q11. This total is the sum of: salaries (COP 343 billion), which decreased 1.0% for the quarter and increased 9.8% compared to 2Q11; of bonus plan payments (COP 73 billion), which increased 79.8% for the quarter and 116.6% compared to 2Q11; and lay-offs compensation (COP 13 billion) which increased 185.7% for the quarter and 132.1% compared to 2Q11. The increase in the line of bonus plan payments is mainly highlighted, as in 2Q12 there were bonuses paid out, since in 2011 the ROE generated by the bank was above the cost of capital. Likewise, the increase of salaries in the last 12 months is explained by the bank´s higher number of employees and the 2012 wage increases.

During 2Q12, administrative and other expenses totaled COP 494 billion, increasing 4.2% compared to 1Q12 and 9.7% compared to 2Q11. This variation during the quarter is mainly explained by higher rent expenses, higher taxes (other than income tax) and higher expenses for maintenance of fixed assets.

Depreciation expenses totaled COP 77 billion in 2Q12, increasing 10.4% as compared to 1Q12 and 48.0% compared to 2Q11. The increase in this type of expense is in line with the increase of operating leases from Leasing Bancolombia.

At the end of 2Q12, Bancolombia had 24,908 employees, 969 branches and 3,546 ATMs.

10

2Q12

3.	BANCOLOMBIA Company Description (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 7 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, and insurance, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / David Olano (Analyst)

Website: http://www.grupobancolombia.com/investorrelations/

11

2Q12

BALANCE SHEET
(COP million)	Jun-11	Mar-12	Jun-12	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	5,068,394	6,552,446	5,998,131	-8.46%	18.34%	6.88%
Overnight funds sold	690,974	1,420,166	1,376,514	-3.07%	99.21%	1.58%
Total cash and equivalents	5,759,368	7,972,612	7,374,645	-7.50%	28.05%	8.46%
Debt securities	9,664,733	7,881,941	9,419,617	19.51%	-2.54%	10.80%
Trading	4,288,308	2,452,717	3,892,496	58.70%	-9.23%	4.46%
Available for Sale	1,822,591	1,673,586	1,661,507	-0.72%	-8.84%	1.91%
Held to Maturity	3,553,834	3,755,638	3,865,614	2.93%	8.77%	4.43%
Equity securities	631,411	865,667	1,124,168	29.86%	78.04%	1.29%
Trading	282,865	327,741	321,409	-1.93%	13.63%	0.37%
Available for Sale	348,546	537,926	802,759	49.23%	130.32%	0.92%
Market value allowance	-64,901	-75,004	-74,845	-0.21%	15.32%	-0.09%
Net investment securities	10,231,243	8,672,604	10,468,940	20.71%	2.32%	12.00%
Commercial loans	33,166,893	36,861,141	37,304,275	1.20%	12.47%	42.77%
Consumer loans	9,356,075	11,261,552	11,829,203	5.04%	26.43%	13.56%
Microcredit	267,064	317,485	321,382	1.23%	20.34%	0.37%
Mortgage loans	4,143,587	4,962,698	5,072,371	2.21%	22.41%	5.82%
Finance lease	6,315,210	7,373,733	7,722,242	4.73%	22.28%	8.85%
Allowance for loan losses	-2,539,101	-2,880,179	-3,036,907	5.44%	19.61%	-3.48%
Net total loans and financial leases	50,709,728	57,896,430	59,212,566	2.27%	16.77%	67.89%
Accrued interest receivable on loans	405,441	531,956	526,661	-1.00%	29.90%	0.60%
Allowance for accrued interest losses	-40,925	-47,400	-51,823	9.33%	26.63%	-0.06%
Net total interest accrued	364,516	484,556	474,838	-2.01%	30.27%	0.54%
Customers' acceptances and derivatives	1,046,411	815,693	796,502	-2.35%	-23.88%	0.91%
Net accounts receivable	761,779	1,122,353	1,135,844	1.20%	49.10%	1.30%
Net premises and equipment	1,444,712	1,644,538	1,455,856	-11.47%	0.77%	1.67%
Foreclosed assets, net	56,450	55,874	63,829	14.24%	13.07%	0.07%
Prepaid expenses and deferred charges	784,297	797,656	740,611	-7.15%	-5.57%	0.85%
Goodwill	672,169	615,686	601,935	-2.23%	-10.45%	0.69%
Operating leases, net	1,119,393	1,552,251	1,771,363	14.12%	58.24%	2.03%
Other	1,443,053	1,792,123	2,284,468	27.47%	58.31%	2.62%
Reappraisal of assets	763,793	814,398	833,676	2.37%	9.15%	0.96%
Total assets	75,156,912	84,236,774	87,215,073	3.54%	16.04%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	6,972,139	7,653,768	7,545,059	-1.42%	8.22%	8.65%	9.86%
Checking accounts	6,473,689	6,919,868	6,856,558	-0.91%	5.91%	7.86%	8.96%
Other	498,450	733,900	688,501	-6.19%	38.13%	0.79%	0.90%
Interest bearing	39,265,606	44,313,989	46,930,878	5.91%	19.52%	53.81%	61.35%
Checking accounts	2,769,260	2,373,830	2,282,680	-3.84%	-17.57%	2.62%	2.98%
Time deposits	17,012,101	19,401,674	21,692,273	11.81%	27.51%	24.87%	28.36%
Savings deposits	19,484,245	22,538,485	22,955,925	1.85%	17.82%	26.32%	30.01%
Total deposits	46,237,745	51,967,757	54,475,937	4.83%	17.82%	62.46%	71.21%
Overnight funds	2,444,591	855,725	2,050,665	139.64%	-16.11%	2.35%	2.68%
Bank acceptances outstanding	840,863	551,720	549,681	-0.37%	-34.63%	0.63%	0.72%
Interbank borrowings	2,843,177	3,014,022	1,771,380	-41.23%	-37.70%	2.03%	2.32%
Borrowings from domestic development banks	2,716,078	3,058,511	2,985,182	-2.40%	9.91%	3.42%	3.90%
Accounts payable	1,920,536	2,568,827	2,385,816	-7.12%	24.23%	2.74%	3.12%
Accrued interest payable	319,721	402,116	409,637	1.87%	28.12%	0.47%	0.54%
Other liabilities	570,210	792,124	756,651	-4.48%	32.70%	0.87%	0.99%
Bonds	8,387,065	9,789,091	10,239,977	4.61%	22.09%	11.74%	13.39%
Accrued expenses	807,135	740,623	791,697	6.90%	-1.91%	0.91%	1.03%
Minority interest in consolidated subsidiaries	62,190	64,590	81,907	26.81%	31.70%	0.09%	0.11%
Total liabilities	67,149,311	73,805,106	76,498,530	3.65%	13.92%	87.71%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	393,914	425,914	415,794	-2.38%	5.55%	0.48%
Retained earnings	6,613,749	9,004,852	9,349,195	3.82%	41.36%	10.72%
Appropiated	5,878,139	8,559,282	8,549,127	-0.12%	45.44%	9.80%
Unappropiated	735,610	445,570	800,068	79.56%	8.76%	0.92%
Reappraisal and others	989,760	983,838	936,134	-4.85%	-5.42%	1.07%
Gross unrealized gain or loss on debt securities	10,178	17,064	15,420	-9.63%	51.50%	0.02%
Total shareholder's equity	8,007,601	10,431,668	10,716,543	2.73%	33.83%	12.29%

12

2Q12

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-11	Jun-12	Jun-12/Jun-11	2Q11	1Q12	2Q12	2Q12/1Q12	2Q12/2Q11
Interest income and expenses
Interest on loans	2,120,244	2,886,262	36.13%	1,100,638	1,412,218	1,474,044	4.38%	33.93%
Interest on investment securities	324,603	347,713	7.12%	191,992	172,263	175,450	1.85%	-8.62%
Overnight funds	9,128	14,910	63.34%	4,226	5,978	8,932	49.41%	111.36%
Leasing	295,750	399,688	35.14%	151,264	194,877	204,811	5.10%	35.40%
Total interest income	2,749,725	3,648,573	32.69%	1,448,120	1,785,336	1,863,237	4.36%	28.67%
Interest expense
Checking accounts	17,723	12,538	-29.26%	9,045	6,441	6,097	-5.34%	-32.59%
Time deposits	309,482	488,271	57.77%	163,180	227,012	261,259	15.09%	60.10%
Savings deposits	200,750	332,066	65.41%	110,477	162,981	169,085	3.75%	53.05%
Total interest on deposits	527,955	832,875	57.75%	282,702	396,434	436,441	10.09%	54.38%
Interbank borrowings	15,544	30,252	94.62%	8,607	17,573	12,679	-27.85%	47.31%
Borrowings from domestic development banks	69,249	106,096	53.21%	36,685	54,125	51,971	-3.98%	41.67%
Overnight funds	39,118	34,681	-11.34%	21,010	16,245	18,436	13.49%	-12.25%
Bonds	220,319	346,395	57.22%	115,467	169,150	177,245	4.79%	53.50%
Total interest expense	872,185	1,350,299	54.82%	464,471	653,527	696,772	6.62%	50.01%
Net interest income	1,877,540	2,298,274	22.41%	983,649	1,131,809	1,166,465	3.06%	18.59%
Provision for loan and accrued interest losses, net	(313,485)	(579,922)	84.99%	(176,744)	(229,485)	(350,437)	52.71%	98.27%
Recovery of charged-off loans	116,613	79,686	-31.67%	61,040	41,662	38,024	-8.73%	-37.71%
Provision for foreclosed assets and other assets	(43,076)	(46,433)	7.79%	(25,428)	(31,153)	(15,280)	-50.95%	-39.91%
Recovery of provisions for foreclosed assets and other assets	56,316	38,293	-32.00%	37,192	20,821	17,472	-16.08%	-53.02%
Total net provisions	(183,632)	(508,376)	176.84%	(103,940)	(198,155)	(310,221)	56.55%	198.46%
Net interest income after provision for loans and accrued interest losses	1,693,908	1,789,898	5.67%	879,709	933,654	856,244	-8.29%	-2.67%
Commissions from banking services and other services	182,759	207,853	13.73%	96,285	103,004	104,849	1.79%	8.89%
Electronic services and ATM fees	30,633	35,675	16.46%	17,553	17,410	18,265	4.91%	4.06%
Branch network services	59,549	60,836	2.16%	30,657	30,093	30,743	2.16%	0.28%
Payment fees	108,800	120,546	10.80%	55,601	59,519	61,027	2.53%	9.76%
Credit card merchant fees	8,637	3,712	-57.02%	5,870	1,293	2,419	87.08%	-58.79%
Credit and debit card annual fees	297,099	329,146	10.79%	149,332	157,411	171,735	9.10%	15.00%
Checking fees	36,421	36,824	1.11%	18,452	18,524	18,300	-1.21%	-0.82%
Fiduciary activities	94,608	100,129	5.84%	48,429	51,020	49,109	-3.75%	1.40%
Brokerage fees	20,363	32,556	59.88%	9,462	17,708	14,848	-16.15%	56.92%
Check remittance	9,075	10,947	20.63%	4,631	5,406	5,541	2.50%	19.65%
International operations	34,668	30,135	-13.08%	17,939	15,122	15,013	-0.72%	-16.31%
Fees and other service income	882,612	968,359	9.72%	454,211	476,510	491,849	3.22%	8.29%
Fees and other service expenses	(90,213)	(104,897)	16.28%	(46,913)	(53,546)	(51,351)	-4.10%	9.46%
Total fees and income from services, net	792,399	863,462	8.97%	407,298	422,964	440,498	4.15%	8.15%
Other operating income
Net foreign exchange gains	8,908	43,693	390.49%	(12,200)	(15,793)	59,486	476.66%	587.59%
Derivatives Financial Contracts	30,967	38,077	22.96%	31,081	45,358	(7,281)	-116.05%	-123.43%
Gains(loss) on sales of investments on equity securities	(1,288)	1,345	204.43%	(848)	(289)	1,634	665.40%	292.69%
Securitization income	20,641	27,940	35.36%	11,790	13,235	14,705	11.11%	24.72%
Dividend income	23,399	42,787	82.86%	15,352	40,681	2,106	-94.82%	-86.28%
Revenues from commercial subsidiaries	48,354	65,777	36.03%	23,354	32,100	33,677	4.91%	44.20%
Insurance income	-	19,290	na	-	12,018	7,272	-39.49%	na
Communication, postage, rent and others	101,807	149,352	46.70%	52,792	71,237	78,115	9.66%	47.97%
Total other operating income	232,788	388,261	66.79%	121,321	198,547	189,714	-4.45%	56.37%
Total income	2,719,095	3,041,621	11.86%	1,408,328	1,555,165	1,486,456	-4.42%	5.55%
Operating expenses	-	-		-	-	-
Salaries and employee benefits	618,335	690,392	11.65%	312,905	346,913	343,479	-0.99%	9.77%
Bonus plan payments	64,791	113,013	74.43%	33,533	40,395	72,618	79.77%	116.56%
Compensation	14,417	17,323	20.16%	5,529	4,491	12,832	185.73%	132.09%
Administrative and other expenses	875,353	967,728	10.55%	450,047	473,829	493,899	4.24%	9.74%
Deposit insurance net	43,332	50,591	16.75%	22,342	26,140	24,451	-6.46%	9.44%
Donation expenses	13,609	1,463	-89.25%	12,197	780	683	-12.44%	-94.40%
Depreciation	102,152	147,230	44.13%	52,187	69,979	77,251	10.39%	48.03%
Total operating expenses	1,731,989	1,987,740	14.77%	888,740	962,527	1,025,213	6.51%	15.36%
Net operating income	987,106	1,053,881	6.76%	519,588	592,638	461,243	-22.17%	-11.23%
Goodwill amortization (1)	24,504	23,037	-5.99%	11,747	11,819	11,218	-5.09%	-4.50%
Non-operating income (expense)
Other income	88,900	77,219	-13.14%	49,082	36,954	40,265	8.96%	-17.96%
Minority interest	(5,136)	(3,924)	-23.60%	(2,026)	(1,004)	(2,920)	190.84%	44.13%
Other expense	(59,919)	(41,553)	-30.65%	(37,662)	(22,557)	(18,996)	-15.79%	-49.56%
Total non-operating income	23,845	31,742	33.12%	9,394	13,393	18,349	37.00%	95.33%
Income before income taxes	986,447	1,062,586	7.72%	517,235	594,212	468,374	-21.18%	-9.45%
Income tax expense	(250,837)	(262,518)	4.66%	(131,708)	(148,642)	(113,876)	-23.39%	-13.54%
Net income	735,610	800,068	8.76%	385,527	445,570	354,498	-20.44%	-8.05%

13